Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, California 94545

VIA EDGAR

April 23, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Beth Breslin

Re:	Arcus Biosciences, Inc.
Registration Statement on Form S-3
Filed April 2, 2019
File No. 333-230676

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time, on April 25, 2019, or as soon thereafter as is practicable.

Once the Filing has been declared effective, please orally confirm that event with Kenneth L. Guernsey of Cooley LLP, counsel to Arcus Biosciences, Inc., at (415) 693-2091, or in his absence, Brett D. White at (650) 843-5191.

Sincerely,

/s/ Rekha Hemrajani

Rekha Hemrajani

Chief Financial Officer

cc:	Carolyn Tang, Arcus Biosciences, Inc.
Kenneth L. Guernsey, Cooley LLP
Brett D. White, Cooley LLP